Contact

www.linkedin.com/in/robert-kleiber-4034034 (LinkedIn)

Top Skills

Commercial Banking
Financial Services
Strategy

Robert Kleiber

Fintech & Banking Executive | SMB Lending | Board Member
New York City Metropolitan Area

Summary

Fintech and banking senior executive with extensive experience in consumer banking, lending, risk management and digital transformation.

Experience

Felene Vodka
Board Member & Senior Advisor
August 2021 - Present (4 years 5 months)
Denver, Colorado, United States

The LCF Group
President
2020 - Present (5 years)
New York, United States

Biz2Credit
3 years 9 months

Chief Financial Officer
June 2018 - December 2019 (1 year 7 months)
Greater New York City Area

Chief Operating Officer
April 2016 - June 2018 (2 years 3 months)
Greater New York City Area

Chief Operating Officer at Biz2Credit, a leading Fintech company specializing in end to end lending solutions for the small business community.

Citi
8 years 1 month

Head of Small Business Banking, North America
January 2014 - April 2016 (2 years 4 months)
North America

Segment Head of Small Business Banking at Citi. Companies with annual revenues of 0-10MM dollars.

Director, CFO & CAO Consumer Bank - East Region
May 2011 - January 2014 (2 years 9 months)

Director, CFO US Small Business Banking
January 2010 - July 2011 (1 year 7 months)

Director of Revenue Planning & Analysis, CBNA
April 2008 - February 2010 (1 year 11 months)

Citi
7 years

SVP, CFO US Business Banking
January 2005 - April 2007 (2 years 4 months)

CFO for small business division of Citibank North America.

Senior Financial Analyst
2000 - 2005 (5 years)

Education

Dowling College
BBA, Finance, Political Science · (1994 - 1997)